November 25, 2024

Nick Bhargava
Chief Financial Officer
Groundfloor Finance Inc.
1201 Peachtree St NE, Suite 1104-400
Atlanta, GA 30361

        Re: Groundfloor Finance Inc.
            Post Qualification Amendment to Offering Statement on Form 1-A Filed November 12, 2024
            File No. 024-12013
Dear Nick Bhargava:

       We have reviewed your amendment and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2024 letter.

Amended Offering Statement on Form 1-A filed November 12, 2024
Plan of Distribution, page 119

1. We note your response to prior comment 1; however, it appears you continue to have a 90 day period to process subscription requests. It remains unclear how you determined that delaying a decision to accept or reject any and all subscriptions for up to 90 days does not represent a delayed rather than a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. Please provide us an expanded analysis as to whether delaying a decision to accept or reject any and all subscriptions for up to 90 days should be considered to be a delayed offering and not a continuous offering, or revise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 November 25, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Brian S. Korn, Esq.